SO 8/31/04

04019510

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED AUG 31 2004 WASH. D.C. 185 SECTION PROCESSING

SEC FILE NUMBER
8-33180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2003** (MM/DD/YY) AND ENDING **JUNE 30, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARCHIPELAGO TRADING SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHANE BIEHLER **312 442 7705**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Cormack**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **ARCHIPELAGO TRADING SERVICES, INC.**, as of **JUNE 30**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
THERESE FAYE WALLACE
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 04/16/08

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Trading Services, Inc.

Statement of Financial Condition

Year ended June 30, 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Archipelago Trading Services, Inc.

We have audited the accompanying statement of financial condition of Archipelago Trading Services, Inc. (the "Company") as of June 30, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. at June 30, 2004 in conformity with the U.S. generally accepted accounting principles.

Ernst + Young LLP

August 26, 2004

Archipelago Trading Services, Inc.

Statement of Financial Condition

June 30, 2004

Assets	
Cash and cash equivalents	$ 2,475,651
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $150,000)	181,570
Receivables from Members of Parent and affiliates (net of allowance for doubtful accounts of $332,400)	115,428
Other assets	21,094
Total assets	$ 2,793,743
Liabilities and Stockholder's equity	
Liabilities:	
Accounts payable	$ 144,477
Payables to brokers, dealers, and exchanges	30,591
Payables to Members of Parent and affiliates	246,368
Income taxes payable	360,132
Total liabilities	781,568
Stockholder's Equity	
Common Stock, $1 par value, 7,500 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	1,851,848
Retained earnings	155,327
	2,012,175
Total liabilities and stockholder's equity	$ 2,793,743

See accompanying notes.

Archipelago Trading Services, Inc.

Notes to Statement of Financial Condition

June 30, 2004

1. Organization

Archipelago Trading Services, Inc. ("the Company"), a Florida corporation, is a registered broker-dealer with the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Arca-GNC Acquisition, LLC ("the Parent"), a Delaware limited liability company. The Parent is a wholly-owned subsidiary of Archipelago Holdings, Inc. ("Arca Holdings"). The Company's primary business activities includes the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears all transactions through an affiliated broker-dealer (the "Clearing Broker") pursuant to its fully disclosed clearing agreement. The Company has agreed to indemnify its clearing broker for certain losses sustained in executing transactions on behalf of the Company's customers in accordance with the clearing agreement.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the National Association of Securities Dealers (NASD), with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services. The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses on the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables from Brokers, Dealers and Customers

Receivables consist of accrued commissions from related and non-related subscribers for transactions executed through the Company's ATS. Management evaluates the collectibility of its commission receivables based on a number of factors. In circumstances where the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, a specific provision for doubtful account is estimated and recorded which reduces the recognized receivable to the estimated amount that management believes will ultimately be collected.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables and payables) approximates their carrying value.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

2. Summary of Significant Accounting Policies (continued)

The Company is wholly owned by the Parent, which is a disregarded entity for federal income tax purposes. The Parent is in turn owned by Arca Holdings, which is treated as a partnership for federal income tax purposes. Subsequent to June 30, 2004, Arca Holdings was converted to a corporation.

Marketing and Promotion

Certain marketing and advertising costs, which promote the overall Archipelago brand, are paid for by the Parent and are not charged to the Company.

3. Related Party Transactions

Certain principal owners of the Parent ("Members of Parent") and affiliates execute transactions through the Company's ATS and were charged a commission by the Company for such activities.

The Company clears its transactions through an affiliated clearing broker.

As of June 30, 2004, receivables from Members of Parent and affiliates, included in receivables from brokers, dealers, and customers, consisted of accrued commissions from subscribers of $115,428, net of allowance for doubtful accounts of $332,400.

In the opinion of management, related party transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

4. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by an affiliated broker-dealer. Pursuant to the clearing agreement, the Company is required to reimburse the affiliated broker-dealer for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at June 30, 2004 were settled without an adverse effect on the Company's financial statements taken as a whole.

4. Credit Risk (continued)

Cash balances are maintained at major United States financial institutions at June 30, 2004.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

5. Income Taxes

Deferred tax assets of $1.7 million primarily relate to net operating loss carryforwards and allowances for doubtful accounts. Due to the uncertainty on the Company's ability to realize the benefit of deferred tax assets, the deferred tax assets are fully offset by a valuation allowance. As of June 30, 2004, the Company had approximately $3.9 million of net operating loss carryforwards, which will begin to expire in 2012.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

As of June 30, 2004, the Company had net capital of $1,645,833, which was $1,593,729 in excess of its required net capital of $52,104. The ratio of the Company's aggregate indebtedness to net capital was 0.47 to 1.

7. Stock Option Plan

Employees of the Company are covered under the Parents' Stock Option Plan that provides for the granting of stock options. Employees and directors are granted options to purchase shares of the Parent at a price equal to the fair value of the shares at the date of grant.

Such options are granted for a period of up to ten years and typically vest over a five year period. The Parent has elected to follow APB No.25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options.